Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Name	State / Country of Incorporation/Organization	Collectors Universe Ultimate Ownership Percentage

Certified Asset Exchange, Inc.	Delaware	100%

Expos Unlimited, LLC	California	100%

Collectors Universe (Hong Kong) Limited	Hong Kong	100%

Collectors Universe (Shanghai) Limited	China	100%

Collectors Universe (Japan) Limited Japan	Japan	100%

In accordance with the instructions set forth in Paragraph (b) of Item 601 of Regulation S-K, there has been omitted those subsidiaries that, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of June 30, 2019.